STATEMENT OF FINANCIAL CONDITION

Leerink Partners LLC
December 31, 2018
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48535

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Leerink Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Federal Street, 37th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Gentile — 212-277-6042
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

2 International Place	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph Gentile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leerink Partners LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN CHIODO
Notary Public, State of New York
No. 01CH6314151
Qualified in Westchester County
Commission Expires November 3, 2022

Joseph R. Gentile
Signature

Chief Administrative Officer
Title

Kathleen Chiodo
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report describing the Broker-Dealer's compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting thereon.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2B

Leerink Partners LLC

Statement of Financial Condition

December 31, 2018

Contents



BDO

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110

Report of Independent Registered Public Accounting Firm

Leerink Holdings LLC, the Managing Member of
Leerink Partners LLC
Boston, Massachusetts

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Leerink Partners LLC (the "Broker-Dealer") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Broker Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as Leerink Partners LLC's auditor since 2013.

Boston, Massachusetts

February 27, 2019

Leerink Partners LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$211,479,404
Receivable from and deposit with clearing organization	21,929,935
Receivable from clients, net of allowance for doubtful accounts of $103,938	11,279,206
Due from employees	7,476,755
Due from affiliate	33,402
Notes receivable from employees, net of accumulated amortization of $8,089,140	3,097,809
Marketable securities, at fair value	207,689
Non-marketable securities, at fair value	1,015,607
Prepaid expenses	3,271,138
Furniture and equipment, net of accumulated depreciation of $5,902,760	4,417,698
Goodwill	623,026
Other assets	1,624,247
Total assets	$266,455,916

Liabilities and members' equity

Liabilities:

Securities sold, not yet purchased, at fair value	$ 8,860,500
Accrued compensation and employee benefits	134,276,207
Accounts payable and accrued expenses	6,888,026
Payable to broker-dealers	18,482,794
Due to affiliate	56,707
Total liabilities	168,564,234
Commitments and contingencies (Note 9)	-
Members' equity	97,891,682
Total liabilities and members' equity	$266,455,916

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Leerink Partners LLC (the "Company") is an investment bank focused on providing companies with capital-raising services, financial advice on mergers and acquisitions, sales and trading services and research. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a majority-owned subsidiary of Leerink Holdings LLC ("Holdings"), which owns 99 percent of the Company and is the managing member of the Company. Leerink Special Holdings LLC ("Special Holdings") owns 1 percent of the Company.

On November 13, 2018, Silicon Valley Bank Financial Group ("SVB") announced that it entered into a merger agreement with Holdings to acquire Holdings and its subsidiaries, including the Company. Upon the closing of the transaction, it is anticipated that Holdings and the Company will operate as wholly-owned subsidiaries of SVB. The transaction is expected to close in the first quarter of 2019. See Note 13 for further disclosures and detail regarding this transaction.

The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and as such introduces all customer transactions on a fully disclosed basis to an unrelated third-party clearing broker ("Pershing LLC"), which is also a registered broker-dealer.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Company's statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual amounts could significantly differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash held at financial institutions and highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts on receivables from clients and employees on a specific identification basis.

Securities

The Company measures its securities at fair value in accordance with Accounting Standards Codification Topic 820 – *Fair Value Measurement* ("ASC 820"). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. It also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Financial assets and liabilities are classified as Level 1 if their value is observable in an active market for identical assets or liabilities.

Level 2: Financial assets and liabilities are classified as Level 2 if they are valued using quoted prices for identical instruments in markets that are not active, quoted prices of similar instruments, or for which all significant inputs, other than Level 1, are observable, either directly or indirectly.

Level 3: Financial assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are unobservable or supported by little or no market activity.

Marketable securities are carried at fair value based upon quoted market prices.

Non-marketable securities are recorded at fair value and consist of equity positions in private companies, some of which are in the early stages of development, warrants to purchase common stock or preferred stock of private companies and investments in hedge funds.

The fair value of the equity investments in private companies is determined by management after considering the available market information and its knowledge of the companies, which may include information provided by third parties familiar with such financial instruments. In all cases, the Company values its investments in non-marketable securities based upon reasonably available relevant information that it considers material. Because of the inherent uncertainty of any valuation in non-publicly traded funds or companies, the fair value ascribed to such investments may differ significantly from the values that would have been used had a ready market for the investments held by the Company been available.

4

The fair value of the investments in hedge funds is equal to the Company's pro rata interest in the net assets of each hedge fund, which is supplied by the hedge fund manager to the Company at least on a quarterly basis.

Securities transactions are recorded on a trade date basis.

Valuation Methodologies

The following are types of financial instruments the Company held as of December 31, 2018 as well as their valuation methodologies:

Common stock of publicly-traded companies
Equity securities consists of investments in common stock of publicly-traded corporations. Equity securities that are not subject to a lock-up agreement are valued based upon the reported quoted market prices and are classified as Level 1 within the fair value hierarchy. Equity securities that are subject to a lock-up agreement are classified as Level 3 within the fair value hierarchy, as the Company applies a discount in determining the fair value of these equity securities. The unobservable input factors related to the fair value of these equity securities are the implied volatilities of the comparable companies that are used to derive the discount rate.

Warrants
The Company owns warrants to purchase common or preferred stock of private companies. These are valued based upon the use of an option pricing model and are classified as Level 3 within the fair value hierarchy. The significant input to the option pricing model is the volatilities of comparable companies.

Contingent consideration
Contingent consideration that meets the definition of a derivative and does not qualify for a scope exception in ASC 815 is recorded at fair value and subsequently adjusted to fair value each reporting period.

Preferred stock and common stock of private companies
The Company owns preferred stock and common stock of private companies. Investments in private companies are measured at fair value using valuation techniques involving recent transaction prices, including prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 3 of the fair value hierarchy.

Hedge funds
Investments in hedge funds are measured at fair value based on the Company's pro rata interest in the net assets of each fund, the fair value of which is supplied by the fund's manager to the

Company at least on a quarterly basis. The Company follows the NAV practical expedient provision which permits the measurement of fair value based on the net asset value of the underlying fund, without further adjustment, unless management deems such net asset value to not be representative of fair value.

Notes Receivable from Employees

Notes receivable from employees represent loans to employees in anticipation of their continued employment in accordance with each specific agreement. Notes are sometimes collateralized by ownership units of Holdings, where such employees are also members of Holdings, and may be forgiven at some future date, typically ranging from one to five years. The loans provide for interest at a fair market rate. These forgivable notes are amortized over time. Accumulated amortization represents the cumulative amortization on loans outstanding at the balance sheet date. Accumulated amortization in relation to a fully amortized loan is reversed out of the accumulated amortization balance as and when such loan is fully amortized. The Company establishes a bad debt reserve for notes receivable from employees when collection is considered by management to be doubtful, primarily in cases when the employee has left the Company before the note had been fully forgiven.

Notes receivable from employees also includes loans to employees that are due back to the Company at a specified future date per the loan agreement and are not forgivable.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and equipment.

Certain internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized and amortized on a straight-line basis over the shorter of the estimated useful life of the software or three years beginning when the software project is complete and the application is put into production.

Furniture and equipment and capitalized costs for developing internal use software are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of the asset may not be recoverable and it exceeds fair value.

Goodwill

Goodwill is not amortized but is reviewed for impairment on at least an annual basis, or more frequently when circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the asset is less than its book value.

The Company completed its annual evaluation of goodwill as of December 31, 2018 and determined that no impairment charge was required. Subsequent to December 31, 2018, no events have occurred, or circumstances have changed that would indicate an impairment could exist.

Goodwill is related to the 2001 acquisition of MEDACorp, a division of the Company.

Payable to Broker-Dealers

Payable to broker-dealers includes amounts payable to other broker-dealers arising from unsettled equity underwriting transactions whereby the Company acted as the lead underwriter for the transaction. Such amounts are typically settled within ninety days following the closing of a corporate finance transaction.

Share-Based Compensation

Share-based compensation is recorded based upon the fair value of the share-based payment as of the grant date. For awards that vest upon achievement of a only a service condition, the fair value as of the grant date, or cost of the award, is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, referred to as the requisite service period (usually the vesting period). For awards that vest upon achievement of a performance condition, the fair value as of the grant date, or cost of the award, is recognized on a graded basis over the period during which an employee is expected to satisfy performance conditions required for each tranche expected to vest. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. If vesting is based solely on one or more service, market, or performance conditions, any previously recognized compensation cost is reversed if the award does not vest (that is, the requisite service is not rendered). This would include instances when previously issued awards are forfeited by the employee. Compensation expense is recognized pursuant to performance-based awards if it is probable that the performance condition will be achieved. Costs not paid to Holdings in exchange for the awards are recorded as capital contributions.

Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification could be sought and, accordingly, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

Income Taxes

The Company is a limited liability company which is taxed as a partnership. The taxable income or loss of the Company is included in the federal and state income tax returns of the Company's individual members. As a partnership, a portion of the Company's earnings is subject to unincorporated business taxes related to conducting business in certain state and local jurisdictions. No income tax provision is required on the remaining earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its members. On December 22, 2017, H.R. 1, the Tax Act, was enacted by the U.S. government and includes limitations on the deductibility of interest expense for the Company, which is effective as of January 1, 2018. This did not result in a significant impact on the Company.

The Company applies the provisions of ASC 740, *Income Taxes*, which clarifies the accounting and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. As of December 31, 2018, there was no impact to the Statement of Financial Condition related to accounting for uncertainty in income taxes.

Accounting Standards to be Adopted in Future Periods

Fair Value Measurement
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, *Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.* The objective of this guidance is to improve the effectiveness of disclosure requirements on fair value measurement by eliminating certain disclosure requirements for fair value measurements for all entities, requiring public entities to disclose certain new information and modifying some disclosure requirements. The guidance is effective for the Company's fiscal year ending December 31, 2020, and early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its Statement of Financial Condition and related disclosures.

Internal-Use Software
In August 2018, the FASB issued ASU No. 2018-15, *Intangibles—Goodwill and Other—Internal Use Software: Customer's Accounting for Implementation of Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.* The guidance amends the definition of a hosting arrangement and requires that the customer in a hosting arrangement that is a service contract

capitalize certain implementation costs as if the arrangement was an internal-use software project. The guidance is effective for the fiscal year ending December 31, 2020. The Company is currently evaluating the potential impact of the new guidance on its Statement of Financial Condition and related disclosures.

Goodwill
In January 2017, the FASB issued ASU No. 2017-04, *Goodwill and Other (Topic 350)*. The new standard simplifies goodwill impairment testing. The guidance is effective for the Company's fiscal year ending December 31, 2021, and early adoption is permitted. The Company is currently evaluating the potential impact of the new guidance on its Statement of Financial Condition and related disclosures.

Leases
In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. At inception, leases will be classified as either finance or operating. In July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842): Targeted Improvements*, which allows for an additional transition method under the modified retrospective approach for the adoption of Topic 842. The two permitted transition methods are now: (1) to apply the new lease requirements at the beginning of the earliest period presented, and (2) to apply the new lease requirements at the effective date. The Company intends to adopt *Topic 842* on the effective date of January 1, 2019 by applying the new lease requirements at the effective date. The Company also intends to elect the package of practical expedients permitted under the transition guidance within the new standard, which, among other things, allows the Company to carry forward the historical lease classification. The Company has performed an initial evaluation of the potential impact of the new guidance on its Statement of Financial Condition and related disclosures and anticipates that the impact of the new guidance is immaterial.

Adopted Accounting Standards

Stock Compensation
In May 2017, the FASB issued ASU No. 2017-09, *Compensation – Stock Compensation: Scope of Modification Accounting*. The guidance provides clarity and reduces diversity in practice and cost and complexity when accounting for a change to the terms or conditions of a share-based payment award. The Company adopted this guidance for the fiscal year ending December 31, 2018 and the adoption did not have a material impact on the Company's Statement of Financial Condition.

Restricted Cash
In November 2016, the FASB issued ASU 2016-18, *Restricted Cash*, to address the diversity that exists in the classification and presentation of changes in restricted cash and transfers between cash and restricted cash on the statement of cash flows. The amendment applies to all entities that

report restricted cash or restricted cash equivalents and present a statement of cash flows. The Company adopted this guidance for the fiscal year ending December 31, 2018 and the adoption did not have a material impact on the Company's Statement of Financial Condition.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers*. The new revenue recognition standard requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of ASC Topic 606 did not have a material impact on the Company's Statement of Financial Condition.

3. Significant Risk Factors

In the normal course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

Market risk
The Company's revenues are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole. Fluctuations also occur due to the change in the fair value of the marketable securities owned by the Company.

Credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and investment companies. Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established and reputable financial institutions. Counterparty exposure is monitored on a regular basis.

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Company outsources a portion of its critical business functions to third party firms. Accordingly, the Company negotiates its agreements with these firms with attention focused not only on the delivery of core services but also on the safeguards afforded by back-up systems and disaster recovery capabilities.

Liquidity risk
The Company's non-marketable securities include investments in hedge funds and companies that are privately held. As a result, there is no readily available market for the Company's interests in such funds and companies, and those interests may be subject to legal restrictions on transfer.

Therefore, there is no assurance that the Company is able to realize liquidity for such investments in a timely manner, if at all.

Cyber-security risk
Cyber-security risk is the risk that the Company's computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. To mitigate the risks related to cyber-attacks on the Company's critical data, the Company takes protective measures and devotes significant resources to maintaining and upgrading its systems and networks. Such measures include intrusion and detection prevention systems, monitoring firewalls to safeguard critical business applications, monitoring third-parties that the Company does business with and employee training.

4. Receivable from and Deposit with Clearing Broker

Receivable from and deposit with clearing broker is comprised of amounts receivable or payable for unsettled transactions, presented net, as well as a minimum deposit. As part of the Company's clearing agreement with Pershing LLC, a minimum deposit of $250,000 is to be maintained at all times. The minimum deposit balance held at Pershing LLC is subject to withdrawal restrictions such that the Company would be prohibited from doing business with Pershing LLC if the minimum cash balance on deposit is not maintained.

5. Notes Receivable from Employees

The Company holds notes receivable from employees that are forgivable at a future date. The outstanding notes receivable balance for the forgivable loans, including accrued interest, was $2,382,134 as of December 31, 2018 and is included in Notes receivable from employees in the Statement of Financial Condition.

In 2015, the Company entered into a promissory note with an employee. The principal amount of the note was $1,412,600, with an interest rate of 1.77%, due in four consecutive annual equal installments commencing on March 31, 2017. All outstanding principal and interest will be due on March 31, 2020. As of December 31, 2018, the outstanding note receivable, including accrued interest, was $715,675, which is included in Notes receivable from employees in the Statement of Financial Condition.

Leerink Partners LLC
Notes to Statement of Financial Condition
December 31, 2018

6. Fair Value Measurements

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis, excluding investments at fair value based on net asset value of $31,916 as of December 31, 2018, and their assigned levels within the valuation hierarchy at December 31, 2018:

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Assets				
Marketable securities owned:				
Common stock	$ 58,682	-	$148,091	$206,773
Fixed income securities	916	-	-	916
Total marketable securities owned	$59,598	-	$148,091	$207,689
Non-marketable securities owned:				
Warrants	-	-	$575,440	$575,440
Contingent consideration	-	-	408,251	408,251
Total non-marketable securities owned	-	-	$983,691	$983,691
Total assets in the fair value hierarchy	$59,598	-	$1,131,782	$1,191,380
Liabilities				
Securities sold, not yet purchased				
Common stock	$8,860,500	-	-	$8,860,500
Total	$8,860,500	-	-	$8,860,500

Transfers in and/or out of Levels
During the year ended December 31, 2018, $580,000 was transferred from Level 3 to Level 1 due to the initial public offerings for certain equity securities. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2018. The Company's policy is to transfer assets between Levels using the carrying value at the beginning of the year.

Level 3 fair value measurements

The following table shows a reconciliation of the beginning and ending fair value measurements of securities that are valued on a recurring basis and classified as Level 3 for the year ended December 31, 2018:

	Preferred and Common Stock, Contingent Consideration and Warrants
Beginning balance	$2,916,600
Transfers out of Level 3 to Level 1	(580,000)
Sales	(1,398,794)
Unrealized losses	(506,429)
Realized gains	700,405
Ending balance	$1,131,782

Quantitative information about significant unobservable inputs used in Level 3 fair value measurements

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for the Company's financial assets measured at fair value on a recurring basis with a significant Level 3 balance.

Financial Instruments Owned	Fair Value	Valuation Technique	Significant Unobservable Input(s)	Input/Range	Weighted Average
Warrants	$575,440	Market approach	Equity adjustment for events	0%-20%	7%
			Discount for lack of marketability	0%-32%	11%
			Expected remaining term	3-5 years	4 years
			Expected term to liquidity	3-4 years	3 years
			Price per share	$0.10-$1.74	$0.82
Common stock	$148,091	Market approach	Discount for lack of marketability	25%	25%
Contingent consideration	$408,251	Income approach	Probability of achievement	5%-80%	32%
			Discount rate	3%-4%	4%
			Expected achievement date	2-9 years	5 years

Sensitivity of fair values to changes in significant unobservable inputs

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a significant increase (decrease) in the recent transaction price of the preferred or common stock or the fair value of the hedge funds would result in a significant higher (lower) fair value measurement.

Fair value of other financial instruments

The fair values of the Company's other assets and liabilities which qualify as financial instruments approximate the carrying amounts presented on the Statement of Financial Condition.

7. Furniture and Equipment

As of December 31, 2018, furniture and equipment, net, consists of the following:

	Estimated Useful Life	Amount
Furniture	Three to Seven Years	$2,650,527
Machinery, equipment and software	Three to Five Years	7,669,931
		10,320,458
Less: accumulated depreciation		(5,902,760)
		$4,417,698

During the year ended December 31, 2018, the Company determined that certain capital assets with a historical cost of $708,614 and remaining net book value of $84,268 were no longer in use or were obsolete.

8. Employee Share-Based Compensation and Benefit Plans

Share-Based Compensation Plans

The Company's employees participate in share-based compensation plans sponsored by Holdings and Leerink Swann Massachusetts Business Trust (the holder of the majority of the voting units of Holdings) under which they are eligible to receive restricted shares of Holdings' Class C units. The fair value of the Class C units is derived using a combination of widely accepted valuation approaches, including the market approach and discounted cash flow methods, as determined by a nationally recognized independent valuation firm. The fair value of the Class C units is approved by the Board of Managers of Holdings. The Company recognizes an expense for awards granted under these plans on a straight-line basis over the vesting period of up to five years. Compensation awards are granted in accordance with the Company's Restricted Unit Plan whereby Class C units of Holdings are granted to the Company's employees and members based upon the fair value at the date of grant.

Defined Contribution Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company may make a contribution out of available profits. As of December 31, 2018, the liability accrued for the profit sharing plan contribution was $299,069.

Deferred Compensation Plan

The Company maintains a deferred compensation plan (the "Plan"). This is a non-qualified plan under Internal Revenue Code Section 409A. The Plan requires employees who exceed certain compensation levels to defer a portion of their compensation into the Plan which vests over five years. The Plan was unfunded by the Company as of December 31, 2018.

9. Commitments and Contingencies

Leases
Holdings leases office facilities and the Company leases equipment under various non-cancelable operating leases. The leases for the office space require minimum annual rental payments and clauses for operating cost adjustments.

Future minimum aggregate annual equipment rental commitments under these non-cancelable lease agreements, expiring through 2022, are as follows:

Year Ending December 31,

2019	$267,948
2020	267,948
2021	202,452
2022	23,820
	$762,168

Revolving Note and Cash Subordination Agreement
In 2017, the Company renewed the $5,000,000 revolving note and cash subordination agreement (the "Pershing Revolver") with Pershing LLC. The Pershing Revolver had a credit period of one year, which expired in December 2018 and a scheduled maturity date of December 2019 on any outstanding advances. Interest payments are based on the higher of the Prime Rate or the Fed Funds Effective Rate, plus 5%. The Company also pays an annual facility fee of 1.5% of $5,000,000 to Pershing LLC. The Pershing Revolver expired during the year ended December 31, 2018 and was not renewed.

Other Contingencies

The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. The Company is also involved in a number of ongoing examinations and regulatory reviews. Although the liability associated with these matters, if any, cannot be quantified at this time, it is management's belief, after consultation with counsel, that the amount of such liability is unlikely to have a material impact on the Company's financial position or results of operations.

10. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, SEC Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. Under the basic method permitted by the Rule, the Company is required to maintain minimum net capital, as defined, equivalent to the greater of $1,000,000 or 6-2/3% of aggregate indebtedness. The Company is not permitted to withdraw equity if certain minimum net capital requirements, as defined, are not met. At December 31, 2018, the Company had net capital of $134,448,541, which was $128,526,532 in excess of its required net capital of $5,922,009. The Company's aggregate indebtedness to net capital ratio was 0.66 to 1 at December 31, 2018.

11. Revenues from Contracts with Customers

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (contract liability) until the performance obligations are satisfied. The Company's deferred revenue primarily relates to retainer fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied.

The Company had receivables related to revenues from contracts with customers of $11,279,206 December 31, 2018.

The Company's deferred revenue balance was $43,000 at December 31, 2018 and is included in Accounts payable and accrued expenses in the Statement of Financial Condition.

Contract Costs

The Company capitalizes costs to fulfill contracts associated with investment banking engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. At December 31, 2018, the Company's capitalized costs to fulfill a contract were $355,256, which are recorded in Receivable from clients in the Statement of Financial Condition.

12. Related Parties

Amounts receivable and payable between the Company and its affiliates arise primarily from the receipts and payments of cash on behalf of Holdings and Leerink Capital Partners LLC ("Capital Partners"), a wholly-owned subsidiary of Holdings.

Amounts receivable from Capital Partners are $33,402 and amounts payable to Holdings are $56,707, as of December 31, 2018.

During the year ended December 31, 2018, the Company made equity distributions of $50,505,051 to Holdings and Special Holdings.

13. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's Statement of Financial Condition through February 27, 2019, the date the Company's Statement of Financial Condition was issued. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's Statement of Financial Condition other than those listed below.

On January 4, 2019, SVB completed the acquisition of Holdings. In connection with the acquisition, the Company changed its legal name to SVB Leerink LLC and has updated its FINRA Membership Agreement as such. In addition, Holdings changed its legal name to SVB Leerink Holdings LLC. SVB Leerink LLC will continue to operate as an investment bank focused on providing companies with capital-raising services, financial advice on mergers and acquisitions, sales and trading services and research. The Company will also continue to be registered with the SEC as a securities broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and as a member of FINRA.

For the period from January 1, 2019 through February 27, 2019, the Company distributed $60,000,000 to Holdings.